EXHIBIT VI
PRESS RELEASE
MAY 3, 2004


OCR - Q1 REPORTING
1ST QUARTER 2004 - STRONG OPERATING PERFORMANCE
Stavanger, Norway

Continued focus on operational performance and improved cost efficiency resulted in an EBITDA of USD 11.8 million, after adjustment for USD 2.5 million internal profit related to Ocean Rig's equity participation in the Weymouth well, reflecting the best ever operational quarter for Ocean Rig. This, combined with a strong improvement in the deepwater drilling market, indicates a good potential for improved earnings going forward.

Ocean Rig changed its functional currency and reporting currency from NOK to USD with effect from January 1st, 2004.

EBITDA for the first quarter was USD 11.8 mill (USD 13.5 mill), operating profit was USD -0.2 mill (USD -181.3 mill including a write down of Eirik Raude of USD
183.7 mill) and net profit was USD -14.7 mill (USD -131.5 mill). Results are reduced by USD 2.5 mill representing internal profit resulting from the company's participation in the Weymouth well. Without this reduction, the 1st quarter 2004 EBITDA would have been USD 14.3 mill, the best quarter EBITDA ever recorded for the company.

The first quarter earnings efficiency ratio for Eirik Raude was close to 100% compared to 82% in the same period in 2003. The earnings efficiency ratio for Leiv Eiriksson was 97 % (excluding 6 days off hire at the end of March), compared to 82% in the same period in 2003.

The Executive Chairman said: "The last contract award for the Barents Sea campaign put Ocean Rig as a leader of the harsh environment market. Due to the current short contract obligations, the company is in an excellent position to benefit from continuing improvement in market conditions." Ocean Rig owns and operates two of the worlds largest and most modern drilling-rigs, built for ultra deep waters and extreme weather conditions. The units are currently operating in Angola and off the east coast of Canada.

THE 1ST QUARTER INTERIM REPORT WITH FINANCIALS AND NOTES ARE ATTACHED HERETO.

1ST QUARTER 2004

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE


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SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S
INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT KAI SOLBERG-HANSEN, MANAGING DIRECTOR, OR SENIOR VICE PRESIDENT FINANCE CHRISTIAN MOWINCKEL, TEL: +47 51 96 90 00.

STAVANGER, MAY 3RD, 2004
OCEAN RIG ASA

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